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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)



                              ALLTRISTA CORPORATION
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                                (Name of Issuer)



                           Common Stock, no par value
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                         (Title of Class of Securities)



                                    020040101
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                      (CUSIP Number of Class of Securities)



                            Marlin Partners II, L.P.
                            Attn: Martin E. Franklin
                           555 Theodore Fremd Avenue,
                                  Suite B-302,
                                  Rye, NY 10580
                                 (914) 967-9400
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                            Michael A. Schwartz, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 728-8000

                                   May 7, 2001
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                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: [ ]


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                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP No.   020040101                                          Page 2 of 6 Pages
-------------------                                            -----------------

----------- --------------------------------------------------------------------
 1          NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Marlin Partners II, L.P.
----------- --------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                                   (b) [ ]
----------- --------------------------------------------------------------------
 3          SEC USE ONLY

----------- --------------------------------------------------------------------
 4          SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]

----------- --------------------------------------------------------------------
 6          CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                620,800
                      --------- ------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    0
  OWNED BY             --------- -----------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     620,800
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            620,800
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                            [ ]

----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.76%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                     2 of 6


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     This Amendment No. 8 to Schedule 13D ("Amendment No. 8")

relates to the common stock, no par value (the "Common Stock"),

of Alltrista Corporation, an Indiana corporation (the "Company").

This Amendment No. 8 amends the Schedule 13D, as previously

amended (the "Schedule 13D"), of Marlin Partners II, L.P.

Capitalized terms used in this Amendment No. 8 but not otherwise defined have the meanings ascribed to them in the Schedule 13D.


Item 4.  Purpose of Transaction.


     On May 7, 2001, the Company and the Reporting Person, on

behalf of a newly formed company to be owned by the Reporting

Person, Catterton Partners L.P. and Alpha Private Equity Group

and their affiliates ("NewCo"), entered into a non-binding letter of intent (the "Letter of Intent") pursuant to which NewCo agreed to purchase all of the Common Stock at a price of $18.00 per share pursuant to a tender offer (the "Tender Offer") and a

subsequent cash-out merger (the "Merger").  NewCo's obligation to commence the Tender Offer and complete the Merger is subject to,

among other things: (i) the negotiation, execution and delivery of definitive agreements mutually acceptable to the Company and NewCo,

(ii) the completion of NewCo's due diligence investigation of the

Company, and NewCo having been reasonably satisfied with the results of such investigation, (iii) NewCo having obtained commitments for the debt and equity financing of the Tender Offer and the Merger on terms reasonably acceptable to NewCo, and the funds therefrom being available pursuant thereto at the time of the consummation of the Tender Offer, and (iv) the condition that at least 90%

(inclusive of shares of Common Stock owned by the Reporting

Person, NewCo and their affiliates) of the Common Stock be

validly tendered and not withdrawn pursuant to the Tender Offer.


                                     3 of 6


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     The Company also agreed in the Letter of Intent not to

discuss any other proposed transactions with, or to permit due diligence to be performed by, any party other than NewCo and its representatives until June 29, 2001 (the "Exclusivity Period").

However, the Company may enter into discussions with, or provide information to, other parties if the Company's Board of Directors determines in good faith after having received the advice of it outside counsel that such action is necessary to satisfy its fiduciary duties and from its financial advisor that such

proposal is or may in good faith be expected to lead to a

proposal that is more favorable to the Company's shareholders than the Tender Offer and the Merger (a "Superior Proposal").  If

the Company entertains a Superior Proposal or avails itself of its "fiduciary out", and the transactions contemplated by the

Superior Proposal or in respect of which the Company availed itself of the "fiduciary out" is consummated within 12 months from the termination of the Letter of Intent (whether or not any such transaction is consummated on the originally proposed or altered terms), then the Company will be required to pay to NewCo a fee of $2,500,000 in cash and, subject to certain conditions,

to reimburse NewCo for certain of its expenses in an amount of up to $1,000,000.


     In addition, the Reporting Person had commenced a

solicitation of proxies from the stockholders of the Company on

April 20, 2001 to elect Mr. Martin E. Franklin and Mr. Ian G.H.

Ashken as directors of the Company at the Company's 2001 annual meeting of stockholders.  The Company also announced its intent to postpone its 2001 Annual Meeting of Stockholders.  The Reporting

Person, NewCo and their affiliates have agreed not to take any action to oppose, directly or indirectly, such postponement.


                                     4 of 6


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Item 6.  Contracts, Arrangements, Understandings or Relationships

with Respect to Securities of the Issuer.


     See Item 4 above for a description of the Letter of Intent.

The terms and conditions of the Letter of Intent are incorporated herein by reference to Exhibit A filed with this Amendment No. 8.


Item 7.  Material to Be Filed as Exhibits.


     The following exhibit is filed hereto:

Exhibit A           Letter of Intent between Alltrista
                    Corporation and Marlin Partners II, L.P.
                    ("Marlin"), on behalf of a newly formed
                    company to be owned by Marlin, Catterton
                    Partners L.P. and Alpha Private Equity Group and their affiliates, dated May 7, 2001


                                     5 of 6


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                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 8, 2001                MARLIN PARTNERS II, L.P.

                                   By: Marlin Management, L.L.C.,
                                       its General Partner


                                   By: /s/ Martin E. Franklin
                                       -------------------------
                                       Name:  Martin E. Franklin
                                       Title: Managing Member


                                     6 of 6


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                                  EXHIBIT INDEX

Exhibit                  Title
-------                  -----

Exhibit A                Letter of Intent between Alltrista
                         Corporation and Marlin Partners II, L.P.
                         ("Marlin"), on behalf of a newly formed
                         company to be owned by Marlin, Catterton
                         Partners L.P. and Alpha Private Equity Group and their affiliates, dated May 7, 2001